UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

VICEROY EXPLORATION LTD.
(Exact name of Registrant as specified in its charter)

British Columbia	Not Applicable
(State or jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

520-700 West Pender Street
Vancouver, British Columbia
Canada	V6C 1G8
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Shares, no par value	The American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective
pursuant to General Instruction A.(d), please check the following box. [   ]

Securities Act registration statement file number to which this form relates: (if applicable) Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.   Description of Registrant's Securities to be Registered.

The securities to be registered consist of common shares, without par value of Viceroy Exploration Ltd. (the “Company”). The Company’s authorized share capital consists of an unlimited number of common shares without par value of which 52,859,985 were issued and outstanding as at June 2, 2006, and an unlimited number of first and second preferred shares without par value, of which none are issued and outstanding.

The Company is a company existing under the Business Corporations Act (British Columbia) (the “B.C. Business Corporations Act”). The rights and restrictions applicable to the Company’s common shares, as described below, are governed by the provisions of the Company’s Notice of Articles and Articles and the B.C. Business Corporations Act.

Common Shares

The holders of common shares are entitled to one vote per common share at all meetings of shareholders. The holders of common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Holders of the Company’s first preferred shares are also entitled to exercise voting rights, as described below under “Preferred Shares”.

The holders of common shares are entitled to receive dividends as and when declared by the directors. The Company’s ability to pay dividends on its common shares is limited by provisions of the B.C. Business Corporations Act which prohibit the payment of dividends in circumstances where the Company reasonably believes that it is insolvent or the payment of the dividend would render the Company insolvent.

The holders of common shares are entitled to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company, subject to the rights of the holders of any class of the Company’s preferred shares.

The common shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company.

The Articles of the Company provide that the rights attached to any issued shares may not be prejudiced or interfered with unless all shareholders holding shares of the class being affected consent in writing or unless a special resolution is passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The first preferred shares and second preferred shares may be issued in one or more series. The directors of the Company may by resolution of the directors before the issue of any series alter the Company's Notice of Articles to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction. Holders of first preferred shares shall be entitled to one vote in respect of each first preferred share held at general meetings. Holders of second preferred shares shall not be entitled as such to vote at any general meeting of shareholders of the Company. Holders of first preferred shares of each series rank on a parity with the first preferred shares of every other series and are entitled to preference over the second preferred shares and the common shares. Holders of second preferred shares of each series rank on a parity with the second preferred shares of every other series and are entitled to preference over the common shares.

Item 2.   Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description

1.1	Notice of Articles (1)

1.2	Amended and Restated Articles approved April 29, 2004 (1)

(1) Filed as an exhibit to this Registration Statement on Form 8-A

SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

VICEROY EXPLORATION LTD

By:	/s/Patrick G. Downey
Name: Patrick G. Downey
Title: President and Chief Executive Officer

Dated: June 2, 2006